Exhibit 99.5

TD Bank Group Reports Third Quarter 2018 Results Earnings News Release • Three and Nine months ended July 31, 2018

This quarterly Earnings News Release should be read in conjunction with the Bank's unaudited third quarter 2018 Report to Shareholders for the three and nine months ended July 31, 2018, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated August 29, 2018. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter last year:

•	Reported diluted earnings per share were $1.65, compared with $1.46.
•	Adjusted diluted earnings per share were $1.66, compared with $1.51.
•	Reported net income was $3,105 million, compared with $2,769 million.
•	Adjusted net income was $3,127 million, compared with $2,865 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2018, compared with the corresponding period last year:

•	Reported diluted earnings per share were $4.43, compared with $4.08.
•	Adjusted diluted earnings per share were $4.84, compared with $4.18.
•	Reported net income was $8,374 million, compared with $7,805 million.
•	Adjusted net income was $9,135 million, compared with $7,984 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $77 million ($65 million after tax or 3 cents per share), compared with $74 million ($56 million after tax or 3 cents per share) in the third quarter last year.
•	The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade of $18 million ($18 million after tax or 1 cent per share).
•	Tax benefit of $61 million related to U.S. tax reform ($61 million after tax or 3 cents per share).

TORONTO, August 30, 2018 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the third quarter ended July 31, 2018. Third quarter reported earnings were $3.1 billion, up 12% on a reported basis and 9% on an adjusted basis, compared with the same quarter last year.

"We are pleased with our performance, as our diversified business and geographic mix continues to add to our strategic advantage. We delivered strong earnings this quarter, increased customer volumes on both sides of the border and continued to invest in our key priorities," said Bharat Masrani, Group President and Chief Executive Officer.

Canadian Retail

Canadian Retail reported net income of $1,852 million, an increase of 7% compared with the same quarter last year. Increased loan and deposit volumes, growth in wealth assets, and higher net interest margins, all contributed to a 9% growth in revenue this quarter. Canadian Retail also increased its market share in the real estate secured lending business, maintained industry leadership in personal deposit gathering, and positioned TD Asset Management to become Canada's largest money manager with the announced acquisition of Greystone Managed Investments Inc.

U.S. Retail

U.S. Retail reported net income was $1,143 million (US$877 million) and adjusted net income was $1,161 million (US$891 million), an increase of 27% (29% in U.S. dollars) on a reported basis and 29% (31% in U.S. dollars) on an adjusted basis, compared with the same quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, reported net income of $918 million (US$703 million), up 17% (19% in U.S. dollars) from the same period last year. Earnings reflect loan and deposit volume growth, higher margins driven by a favourable rate environment, and benefits from U.S. tax reform.

TD Ameritrade contributed $225 million (US$174 million) in reported earnings to the segment and $243 million (US$188 million) in adjusted earnings.

Wholesale Banking

Wholesale Banking net income was $223 million this quarter, reflecting lower trading-related revenue, partially offset by higher advisory activity and fee income. The Wholesale Bank continued to invest in client-facing teams this quarter as it expands its U.S. dollar business.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 11.7%.

TD BANK GROUP • THIRD QUARTER 2018 • EARNINGS NEWS RELEASE	Page 1

Innovation

"We are building the bank of the future by investing in our capabilities and enhancing our digital platforms. These investments are paying off in significant ways, by helping us deepen relationships with our customers on both sides of the border and making it easier for them to bank with us," said Masrani. "In addition, our AI innovations continue to set new standards in the industry. In fact, Layer 6 recently won the prestigious 2018 Spotify RecSys Challenge, one of the world's leading AI forums, reinforcing TD's global leadership and ability to attract the best and brightest talent to the Bank."

Conclusion

"As we enter the final quarter of fiscal 2018, we are operating from a position of strength and are focused on accelerating investment in strategic initiatives," said Masrani. "While we continue to see pockets of market uncertainty stemming from the geo-political climate, both the Canadian and U.S. economies continue to perform well and support a positive outlook for our diversified businesses across the Bank as we head into the final stretch of the year."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements".

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2017 MD&A") in the Bank's 2017 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", and in other statements regarding the Bank's objectives and priorities for 2018 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2017 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant Events" and "Significant Events and Pending Acquisitions" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2018 • EARNINGS NEWS RELEASE	Page 2

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Results of operations
Total revenue	$9,885	$9,467	$9,286	$28,712	$26,879
Provision for credit losses[1]	561	556	505	1,810	1,638
Insurance claims and related expenses	627	558	519	1,760	1,631
Non-interest expenses	5,117	4,822	4,855	14,785	14,538
Net income – reported	3,105	2,916	2,769	8,374	7,805
Net income – adjusted[2]	3,127	3,062	2,865	9,135	7,984
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$635.2	$622.0	$592.4	$635.2	$592.4
Total assets	1,292.5	1,283.8	1,202.4	1,292.5	1,202.4
Total deposits	838.6	829.8	773.9	838.6	773.9
Total equity	77.7	76.7	73.5	77.7	73.5
Total Common Equity Tier 1 Capital risk-weighted assets[3]	428.9	417.8	408.8	428.9	408.8
Financial ratios
Return on common equity – reported	16.9%	16.8%	15.5%	15.6%	14.8%
Return on common equity – adjusted[4]	17.1	17.6	16.1	17.1	15.2
Efficiency ratio – reported	51.8	50.9	52.3	51.5	54.1
Efficiency ratio – adjusted[2]	51.2	50.1	51.4	50.6	53.4
Provision for loan losses as a % of net average loans
and acceptances[5]	0.35	0.36	0.33	0.38	0.37
Common share information – reported (dollars)
Per share earnings
Basic	$1.65	$1.54	$1.46	$4.44	$4.09
Diluted	1.65	1.54	1.46	4.43	4.08
Dividends per share	0.67	0.67	0.60	1.94	1.75
Book value per share	39.34	38.26	36.32	39.34	36.32
Closing share price[6]	77.17	72.11	64.27	77.17	64.27
Shares outstanding (millions)
Average basic	1,830.0	1,843.6	1,846.5	1,838.4	1,852.2
Average diluted	1,834.0	1,847.5	1,850.2	1,842.6	1,856.4
End of period	1,826.1	1,844.6	1,848.6	1,826.1	1,848.6
Market capitalization (billions of Canadian dollars)	$140.9	$133.0	$118.8	$140.9	$118.8
Dividend yield[7]	3.5%	3.7%	3.7%	3.5%	3.6%
Dividend payout ratio	40.4	43.5	41.1	43.7	42.8
Price-earnings ratio	13.2	12.7	12.1	13.2	12.1
Total shareholder return (1 year)[8]	24.3	16.3	17.1	24.3	17.1
Common share information – adjusted (dollars)[2]
Per share earnings
Basic	$1.67	$1.62	$1.51	$4.85	$4.19
Diluted	1.66	1.62	1.51	4.84	4.18
Dividend payout ratio	40.1%	41.4%	39.7%	40.0%	41.8%
Price-earnings ratio	12.4	11.9	11.9	12.4	11.9
Capital ratios
Common Equity Tier 1 Capital ratio[3]	11.7%	11.8%	11.0%	11.7%	11.0%
Tier 1 Capital ratio[3]	13.3	13.5	12.8	13.3	12.8
Total Capital ratio[3]	15.4	15.8	15.6	15.4	15.6
Leverage ratio	4.1	4.1	4.1	4.1	4.1
1	Effective November 1, 2017, amounts were prepared in accordance with IFRS 9, Financial Instruments (IFRS 9). Prior period comparatives were prepared in accordance with IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and have not been restated. Refer to "How the Bank Reports" section of this document and Note 2 and Note 6 of the Interim Consolidated Financial Statements for further details.
2	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
3	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2017, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 72%, 77%, and 81%, respectively. For fiscal 2018, the scalars are 80%, 83%, and 86%. Prior to the second quarter of 2018, as the Bank was constrained by the Basel I regulatory floor, the RWA as it relates to the regulatory floor was calculated based on the Basel I risk weights which are the same for all capital ratios.
4	Adjusted return on common equity (ROE) is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
5	Excludes acquired credit-impaired (ACI) loans and prior to November 1, 2017, certain Debt securities classified as loans (DSCL). DSCL are now reclassified as Debt securities at amortized cost (DSAC) under IFRS 9.
6	Toronto Stock Exchange (TSX) closing market price.
7	Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.
8	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one-year period.

TD BANK GROUP • THIRD QUARTER 2018 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Interim Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Effective November 1, 2017, the Bank adopted IFRS 9, which replaces the guidance in IAS 39. Refer to Note 2 of the Interim Consolidated Financial Statements for a summary of the Bank's accounting policies as it relates to IFRS 9. Under IFRS 9, the current period provision for credit losses (PCL) for performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to the Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified losses under IAS 39.

IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amount and the new carrying amount on November 1, 2017 through an adjustment to opening retained earnings. As such, fiscal 2018 results reflect the adoption of IFRS 9, while prior periods reflect results under IAS 39.

U.S. Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "U.S. Tax Act") which makes broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during the first quarter of 2018 to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. Based on the Bank's previous assessment of the implications of the U.S. Tax Act, the Bank recorded a one-time net charge to earnings for the three months ended January 31, 2018, and the six months ended April 30, 2018, of $453 million (US$365 million). In the current quarter, the Bank updated its estimate, resulting in a net $61 million (US$46 million) deferred income tax benefit.

The lower corporate tax rate had and will have a positive effect on TD's current and future earnings. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Net interest income	$5,655	$5,398	$5,267	$16,483	$15,517
Non-interest income	4,230	4,069	4,019	12,229	11,362
Total revenue	9,885	9,467	9,286	28,712	26,879
Provision for credit losses	561	556	505	1,810	1,638
Insurance claims and related expenses	627	558	519	1,760	1,631
Non-interest expenses	5,117	4,822	4,855	14,785	14,538
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,580	3,531	3,407	10,357	9,072
Provision for income taxes	705	746	760	2,491	1,613
Equity in net income of an investment in TD Ameritrade	230	131	122	508	346
Net income – reported	3,105	2,916	2,769	8,374	7,805
Preferred dividends	59	52	47	163	143
Net income available to common shareholders and non-controlling
interests in subsidiaries	$3,046	$2,864	$2,722	$8,211	$7,662
Attributable to:
Common shareholders	$3,028	$2,846	$2,693	$8,157	$7,576
Non-controlling interests	18	18	29	54	86

TD BANK GROUP • THIRD QUARTER 2018 • EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Operating results – adjusted
Net interest income	$5,655	$5,398	$5,267	$16,483	$15,517
Non-interest income[1]	4,230	4,069	4,061	12,318	11,363
Total revenue	9,885	9,467	9,328	28,801	26,880
Provision for credit losses	561	556	505	1,810	1,638
Insurance claims and related expenses	627	558	519	1,760	1,631
Non-interest expenses[2]	5,064	4,744	4,797	14,586	14,353
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,633	3,609	3,507	10,645	9,258
Provision for income taxes	778	763	780	2,194	1,667
Equity in net income of an investment in TD Ameritrade[3]	272	216	138	684	393
Net income – adjusted	3,127	3,062	2,865	9,135	7,984
Preferred dividends	59	52	47	163	143
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	3,068	3,010	2,818	8,972	7,841
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	18	18	29	54	86
Net income available to common shareholders – adjusted	3,050	2,992	2,789	8,918	7,755
Pre-tax adjustments of items of note
Amortization of intangibles[4]	(77)	(86)	(74)	(248)	(232)
Charges associated with the Scottrade transaction[5]	(18)	(77)	–	(168)	–
Impact from U.S. tax reform[6]	–	–	–	(48)	–
Loss on sale of Direct Investing business in Europe[7]	–	–	(42)	–	(42)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[8]	–	–	–	–	41
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[9]	(12)	(13)	(18)	(42)	(59)
Charges associated with the Scottrade transaction	–	(4)	–	(5)	–
Impact from U.S. tax reform[6]	(61)	–	–	344	–
Loss on sale of the Direct Investing business in Europe	–	–	(2)	–	(2)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	–	–	–	7
Total adjustments for items of note	(22)	(146)	(96)	(761)	(179)
Net income available to common shareholders – reported	$3,028	$2,846	$2,693	$8,157	$7,576
1	Adjusted Non-interest income excludes the following items of note: Adjustment to the carrying balances of certain tax credit-related investments, as explained in footnote 6 – first quarter 2018 – $(89) million. Loss on sale of the Direct Investing business in Europe, as explained in footnote 7 – third quarter 2017 – $42 million. Fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8 – first quarter 2017 – $41 million. These amounts were reported in the Corporate segment.
2	Adjusted Non-interest expenses excludes the following items of note: Amortization of intangibles, as explained in footnote 4 – third quarter 2018 – $53 million, second quarter 2018 – $62 million, first quarter 2018 – $63 million, third quarter 2017 – $58 million, second quarter 2017 – $63 million, and first quarter 2017 – $64 million; these amounts were reported in the Corporate segment. Charges associated with Scottrade transaction, as explained in footnote 5 – second quarter 2018 – $16 million and first quarter 2018 – $5 million; these amounts were reported in the U.S. Retail segment.
3	Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 4 – third quarter 2018 – $24 million, second quarter 2018 – $24 million, first quarter 2018 – $22 million, third quarter 2017 – $16 million, second quarter 2017 – $15 million, and first quarter 2017 – $16 million; and the Bank's share of TD Ameritrade's deferred tax balances adjustment, as explained in footnote 6 – first quarter 2018 – $(41) million. The earnings impact of both of these items was reported in the Corporate segment. The Bank’s share of charges associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. (Scottrade), as explained in footnote 5 – third quarter 2018 – $18 million, second quarter 2018 – $61 million and first quarter 2018 – $68 million. This item was reported in the U.S. Retail segment.
4	Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
5	On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank’s purchase of TD Ameritrade shares issued in connection with TD Ameritrade’s acquisition of Scottrade (the "Scottrade transaction"). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank's acquisition of Scottrade Bank and the after tax amounts for the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade. These amounts are reported in the U.S. Retail segment.
6	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time net charge to earnings during the first quarter of 2018 of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The amount was estimated during the first quarter of 2018, and was updated during the third quarter of 2018, resulting in a net $61 million deferred income tax benefit. The earnings impact was reported in the Corporate segment.
7	On June 2, 2017, the Bank completed the sale of its Direct Investing business in Europe to Interactive Investor PLC. A loss of $40 million after tax was recorded in the Corporate segment in other income (loss). The loss is not considered to be in the normal course of business for the Bank.
8	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to AFS under IAS 39 (classified as fair value through other comprehensive income (FVOCI) under IFRS 9) effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap (CDS) and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.
9	The amounts reported for the three months ended January 31, 2018, and the nine months ended July 31, 2018, exclude $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • THIRD QUARTER 2018 • EARNINGS NEWS RELEASE	Page 5

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Basic earnings per share – reported	$1.65	$1.54	$1.46	$4.44	$4.09
Adjustments for items of note[2]	0.02	0.08	0.05	0.41	0.10
Basic earnings per share – adjusted	$1.67	$1.62	$1.51	$4.85	$4.19

Diluted earnings per share – reported	$1.65	$1.54	$1.46	$4.43	$4.08
Adjustments for items of note[2]	0.01	0.08	0.05	0.41	0.10
Diluted earnings per share – adjusted	$1.66	$1.62	$1.51	$4.84	$4.18
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Average common equity	$70,935	$69,579	$68,777	$69,849	$68,424
Net income available to common shareholders – reported	3,028	2,846	2,693	8,157	7,576
Items of note, net of income taxes[1]	22	146	96	761	179
Net income available to common shareholders – adjusted	3,050	2,992	2,789	8,918	7,755
Return on common equity – reported	16.9%	16.8%	15.5%	15.6%	14.8%
Return on common equity – adjusted	17.1	17.6	16.1	17.1	15.2
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

SIGNIFICANT EVENTS AND PENDING ACQUISITIONS

Announced Agreement in Principle for the Acquisition of Aimia’s Aeroplan Loyalty Business

On August 21, 2018, Air Canada, the Bank, Canadian Imperial Bank of Commerce, and Visa Canada Corporation (collectively, the "Consortium") and Aimia Inc. (Aimia) announced that they have entered into an agreement in principle for the acquisition of Aimia's Aeroplan loyalty business. The purchase price consists of $450 million in cash and the assumption of approximately $1.9 billion of Aeroplan Miles liability. The transaction is subject to the satisfactory conclusion of definitive transaction documents, Aimia shareholder approval, and certain other conditions, including due diligence, receipt of customary regulatory approvals, and completion by the Consortium of credit card loyalty program and network agreements for future participation in Air Canada's new loyalty program. If definitive transaction documents are entered into, completion is expected in the fall of 2018.

Announced Acquisition of Greystone Managed Investments Inc.

On July 10, 2018, the Bank announced an agreement to acquire Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (Greystone) for a net purchase price of $792 million, subject to certain adjustments, to be paid with a combination of TD common shares and cash. As at July 31, 2018, Greystone's reported assets under management (AUM) were $36 billion. Subject to the receipt of regulatory approvals and satisfaction of other customary closing conditions, the transaction is expected to close in the second half of the 2018 calendar year. The results of the acquired business will be consolidated from the date of close and will be included in the Canadian Retail segment.

TD BANK GROUP • THIRD QUARTER 2018 • EARNINGS NEWS RELEASE	Page 6

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the Bank's 2017 MD&A, and Note 29 Segmented Information of the Bank's Consolidated Financial Statements for the year ended October 31, 2017. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Upon adoption of IFRS 9, the current period PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified credit losses under IAS 39.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during the first quarter of 2018, and updated during the current quarter, to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact of these adjustments was reported in the Corporate segment. The lower corporate tax rate had and will have a positive effect on TD's current and future earnings, which are and will be reflected in the results of the affected segments. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations. The effective tax rate for the U.S. Retail Bank declined in proportion to the reduction in the federal rate and is expected to remain near this level for the balance of 2018. For additional details, refer to "How the Bank Reports" and "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $26 million, compared with $59 million in the third quarter last year and $17 million in the prior quarter.

TABLE 6: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Net interest income	$2,948	$2,781	$2,692	$8,554	$7,838
Non-interest income	2,851	2,731	2,637	8,307	7,826
Total revenue	5,799	5,512	5,329	16,861	15,664
Provision for credit losses – impaired[1]	226	219	238	682	742
Provision for credit losses – performing[2]	20	–	–	53	–
Total provision for credit losses[3]	246	219	238	735	742
Insurance claims and related expenses	627	558	519	1,760	1,631
Non-interest expenses	2,400	2,232	2,219	6,943	6,662
Provision for (recovery of) income taxes	674	670	628	1,981	1,768
Net income	$1,852	$1,833	$1,725	$5,442	$4,861

Selected volumes and ratios
Return on common equity	48.6%	50.6%	46.9%	48.8%	45.0%
Net interest margin (including on securitized assets)	2.93	2.91	2.84	2.90	2.82
Efficiency ratio	41.4	40.5	41.6	41.2	42.5
Assets under administration (billions of Canadian dollars)	$403	$392	$370	$403	$370
Assets under management (billions of Canadian dollars)	297	289	272	297	272
Number of Canadian retail branches	1,108	1,121	1,138	1,108	1,138
Average number of full-time equivalent staff	38,838	38,051	38,736	38,316	39,102
1	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
2	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
3	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail segment was recorded in the Corporate segment.

Quarterly comparison – Q3 2018 vs. Q3 2017

Canadian Retail net income for the quarter was $1,852 million, an increase of $127 million, or 7%, compared with the third quarter last year. The increase in earnings reflects revenue growth, partially offset by higher insurance claims and non-interest expenses. The annualized ROE for the quarter was 48.6%, compared with 46.9% in the third quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,799 million, an increase of $470 million, or 9%, compared with the third quarter last year.

Net interest income increased $256 million, or 10%, reflecting volume growth and higher margins. Average loan volumes increased $24 billion, or 6%, reflecting 11% growth in business loans and 5% growth in personal loans. Average deposit volumes increased $12 billion, or 4%, reflecting 6% growth in business deposits and 3% growth in personal deposits. Net interest margin was 2.93%, an increase of 9 basis points (bps), reflecting rising interest rates, partially offset by competitive pricing in loans.

TD BANK GROUP • THIRD QUARTER 2018 • EARNINGS NEWS RELEASE	Page 7

Non-interest income increased $214 million, or 8%. Excluding changes in the fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims, non-interest income increased $148 million, or 5%, reflecting wealth asset growth, an increase in revenues from the insurance business and higher fee-based revenue in the banking businesses.

Assets under administration (AUA) were $403 billion as at July 31, 2018, an increase of $33 billion, or 9%, reflecting new asset growth and increases in market value. AUM were $297 billion as at July 31, 2018, an increase of $25 billion, or 9%, compared with the third quarter last year, reflecting increases in market value and new asset growth.

PCL was $246 million, an increase of $8 million, or 3%, compared with the third quarter last year. PCL – impaired for the quarter was $226 million, a decrease of $12 million, or 5%, reflecting strong credit performance. PCL – performing (recorded in the Corporate segment in the third quarter last year as incurred but not identified credit losses under IAS 39) was $20 million, reflecting volume growth. Total PCL as an annualized percentage of credit volume was 0.24% or a decrease of 1 basis point, remaining at cyclical lows. Net impaired loans decreased $49 million, or 9%. Net impaired loans as a percentage of total loans was 0.13%, compared with 0.15%, in the third quarter last year.

Insurance claims and related expenses for the quarter were $627 million, an increase of $108 million, or 21%, compared with the third quarter last year reflecting changes in the fair value of investments supporting claims liabilities, which resulted in a similar increase to non-interest income, increased reinsurance claims assumed and more severe weather-related events, partially offset by lower current year claims and the impact of changes to forward-looking actuarial assumptions.

Non-interest expenses for the quarter were $2,400 million, an increase of $181 million, or 8%, compared with the third quarter last year, reflecting increased employee-related expenses and higher spend related to strategic initiatives, marketing and promotion.

The efficiency ratio for the quarter was 41.4%, compared with 41.6% in the third quarter last year.

Quarterly comparison – Q3 2018 vs. Q2 2018

Canadian Retail net income for the quarter increased $19 million, or 1%, compared with the prior quarter. The increase in earnings reflects higher revenue due to the effect of three additional days in the quarter, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 48.6%, compared with 50.6% in the prior quarter.

Revenue increased $287 million, or 5%, compared with the prior quarter. Net interest income increased $167 million, or 6%, reflecting the effect of three additional days in the third quarter and volume growth. Average loan volumes increased $7 billion, or 2%, reflecting 3% growth in business loans and 2% growth in personal loans. Average deposit volumes increased $3 billion, or 1%, reflecting 2% growth in business deposits and 1% growth in personal deposits. Net interest margin was 2.93%, or an increase of 2 bps, reflecting rising interest rates.

Non-interest income increased $120 million, or 4%. Excluding changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims, non-interest income increased $97 million or 4%, reflecting the effect of three additional days in the third quarter, higher fee-based revenue in the banking businesses, higher asset levels, and increased revenues from the insurance business.

AUA increased $11 billion, or 3%, compared with the prior quarter, reflecting increases in market value and new asset growth. AUM increased $8 billion, or 3%, reflecting increases in market value.

PCL increased by $27 million, or 12%, compared with the prior quarter. PCL – impaired increased by $7 million, or 3%, reflecting loan volume growth. PCL – performing increased by $20 million over prior quarter, reflecting volume growth. Total PCL as an annualized percentage of credit volume was 0.24%, or an increase of 1 basis point over prior quarter. Net impaired loans increased $8 million, or 2%. Net impaired loans as a percentage of total loans was 0.13%, compared with 0.13%, in the prior quarter.

Insurance claims and related expenses for the quarter increased $69 million, or 12%, compared with the prior quarter reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, less favourable prior years' claims development, the seasonality of claims, and more severe weather-related events, partially offset by a decrease in reinsurance claims assumed and the impact of changes to forward-looking actuarial assumptions.

Non-interest expenses increased $168 million, or 8%, compared with the prior quarter, reflecting higher employee-related expenses and higher spend related to strategic initiatives, marketing and promotion.

The efficiency ratio for the quarter was 41.4%, compared with 40.5% in the prior quarter.

Year-to-date comparison – Q3 2018 vs. Q3 2017

Canadian Retail net income for the nine months ended July 31, 2018, was $5,442 million, an increase of $581 million, or 12%, compared with the same period last year. The increase in earnings reflects revenue growth, partially offset by higher non-interest expenses and insurance claims. The annualized ROE for the period was 48.8%, compared with 45.0% in the same period last year.

Revenue for the period was $16,861 million, an increase of $1,197 million, or 8%, compared with the same period last year. Net interest income increased $716 million, or 9%, reflecting volume growth and higher margins. Average loan volumes increased $23 billion, or 6%, reflecting 10% growth in business loans and 5% growth in personal loans. Average deposit volumes increased $17 billion, or 5%, reflecting 9% growth in business deposits and 4% growth in personal deposits. Net interest margin was 2.90%, an increase of 8 bps, reflecting rising interest rates, partially offset by competitive pricing in loans.

Non-interest income increased $481 million, or 6%. Excluding changes in the fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims, non-interest income increased $422 million, or 5%, reflecting wealth asset growth, an increase in revenues from the insurance business, higher fee-based revenue in the personal banking business, and higher trading volumes in the direct investing business.

PCL for the nine months ended July 31, 2018 was $735 million, a decrease of $7 million, or 1% compared to the same period last year. PCL – impaired was $682 million, a decrease of $60 million, or 8%, reflecting strong credit performance. PCL – performing was $53 million. Annualized PCL as a percentage of credit volume was 0.25%, or a decrease of 1 basis point.

Insurance claims and related expenses were $1,760 million, an increase of $129 million, or 8%, compared with the same period last year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, an increase in reinsurance claims assumed, higher current year claims, and more severe weather-related events, partially offset by more favourable prior years' claims development and the impact of changes to forward-looking actuarial assumptions.

Non-interest expenses were $6,943 million, an increase of $281 million, or 4%, compared with the same period last year. The increase reflects higher employee-related expenses including revenue-based variable expenses in the wealth business, restructuring costs across a number of businesses, and higher spend related to strategic initiatives, marketing and promotion.

The efficiency ratio for the period was 41.2%, compared with 42.5% for the same period last year.

TD BANK GROUP • THIRD QUARTER 2018 • EARNINGS NEWS RELEASE	Page 8

TABLE 7: U.S. RETAIL
(millions of dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
Canadian Dollars	2018	2018	2017	2018	2017
Net interest income	$2,114	$1,977	$1,924	$6,031	$5,614
Non-interest income[1]	698	654	715	2,055	2,066
Total revenue	2,812	2,631	2,639	8,086	7,680
Provision for credit losses – impaired[2]	185	199	176	571	449
Provision for credit losses – performing[3]	37	5	4	102	140
Total provision for credit losses	222	204	180	673	589
Non-interest expenses – reported	1,528	1,488	1,466	4,463	4,349
Non-interest expenses – adjusted	1,528	1,472	1,466	4,442	4,349
Provision for (recovery of) income taxes – reported[1]	144	94	210	341	533
Provision for (recovery of) income taxes – adjusted[1]	144	98	210	346	533
U.S. Retail Bank net income – reported	918	845	783	2,609	2,209
U.S. Retail Bank net income – adjusted[4]	918	857	783	2,625	2,209
Equity in net income of an investment in TD Ameritrade – reported[1]	225	134	118	465	337
Equity in net income of an investment in TD Ameritrade – adjusted[1,5]	243	195	118	612	337
Net income – reported	$1,143	$979	$901	$3,074	$2,546
Net income – adjusted	1,161	1,052	901	3,237	2,546

U.S. Dollars
Net interest income	$1,620	$1,551	$1,457	$4,704	$4,229
Non-interest income[1]	536	513	542	1,604	1,557
Total revenue – reported	2,156	2,064	1,999	6,308	5,786
Provision for credit losses – impaired[2]	142	158	134	448	338
Provision for credit losses – performing[3]	28	3	3	78	106
Total provision for credit losses	170	161	137	526	444
Non-interest expenses – reported	1,172	1,167	1,113	3,483	3,278
Non-interest expenses – adjusted	1,172	1,154	1,113	3,466	3,278
Provision for (recovery of) income taxes – reported[1]	111	73	159	264	402
Provision for (recovery of) income taxes – adjusted[1]	111	76	159	268	402
U.S. Retail Bank net income – reported	703	663	590	2,035	1,662
U.S. Retail Bank net income – adjusted[4]	703	673	590	2,048	1,662
Equity in net income of an investment in TD Ameritrade – reported[1]	174	107	88	363	253
Equity in net income of an investment in TD Ameritrade – adjusted[1,5]	188	154	88	479	253
Net income – reported	$877	$770	$678	$2,398	$1,915
Net income – adjusted	891	827	678	2,527	1,915

Selected volumes and ratios
Return on common equity – reported	13.1%	11.9%	10.3%	12.0%	9.8%
Return on common equity – adjusted	13.3	12.7	10.3	12.7	9.8
Net interest margin[6]	3.33	3.23	3.14	3.25	3.07
Efficiency ratio – reported	54.4	56.5	55.7	55.2	56.7
Efficiency ratio – adjusted	54.4	55.9	55.7	54.9	56.7
Assets under administration (billions of dollars)	$19	$19	$18	$19	$18
Assets under management (billions of dollars)	58	59	61	58	61
Number of U.S. retail stores	1,246	1,244	1,260	1,246	1,260
Average number of full-time equivalent staff	26,804	26,382	25,812	26,452	25,866
1	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The amount was estimated during the first quarter of 2018, and was updated during the third quarter of 2018. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
3	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
4	Adjusted U.S. Retail Bank net income excludes the following items of note: Charges associated with the Bank's acquisition of Scottrade Bank in the second quarter 2018 – $16 million ($12 million after tax) or US$13 million (US$10 million after tax) and first quarter 2018 – $5 million ($4 million after tax) or US$4 million (US$3 million after tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
5	Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in the third quarter 2018 – $18 million or US$14 million after tax, second quarter 2018 – $61 million or US$47 million after tax and first quarter 2018 – $68 million or US$55 million after tax. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
6	Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q3 2018 vs. Q3 2017

U.S. Retail reported net income for the quarter was $1,143 million (US$877 million), an increase of $242 million (US$199 million), or 27% (29% in U.S. dollars), compared with the third quarter last year. On an adjusted basis, net income for the quarter was $1,161 million (US$891 million), an increase of $260 million (US$213 million), or 29% (31% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 13.1% and 13.3%, respectively, compared with 10.3% in the third quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank was $918 million (US$703 million). Reported and adjusted net income for the quarter from the Bank’s investment in TD Ameritrade was $225 million (US$174 million) and $243 million (US$188 million), respectively.

The reported contribution from TD Ameritrade of US$174 million increased US$86 million, or 98%, compared with the third quarter last year, primarily due to the Scottrade transaction, higher interest rates, increased trading volumes, and a lower corporate income tax rate, partially offset by charges associated with the Scottrade transaction and higher operating expenses. Adjusted contribution from TD Ameritrade was US$188 million, an increase of US$100 million.

U.S. Retail Bank net income of US$703 million for the quarter increased US$113 million, or 19%, due to higher deposit margins, loan and deposit volume growth, the benefit of the Scottrade transaction, and a lower corporate income tax rate, partially offset by higher non-interest expenses and PCL.

TD BANK GROUP • THIRD QUARTER 2018 • EARNINGS NEWS RELEASE	Page 9

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,156 million, an increase of US$157 million, or 8%, compared with the third quarter last year. Net interest income increased US$163 million, or 11%, due to higher deposit margins, loan and deposit volume growth, and the benefit of the Scottrade transaction. Net interest margin was 3.33%, an increase of 19 bps, primarily due to higher deposit margins and balance sheet mix. Non-interest income decreased US$6 million, or 1%, as fee income growth in personal and commercial banking, and wealth management was more than offset by losses on certain tax credit-related investments.

Average loan volumes increased US$6 billion, or 4%, compared with the third quarter last year due to growth in business and personal loans of 2% and 7%, respectively. Average deposit volumes increased US$22 billion, or 9%, reflecting a 19% increase in sweep deposit volume primarily due to the Scottrade transaction, 4% growth in personal deposit volumes, and 1% growth in business deposit volumes.

AUA were US$19 billion as at July 31, 2018, relatively flat compared with the third quarter last year. AUM were US$58 billion as at July 31, 2018, a decrease of $3 billion, or 5%, compared with the third quarter last year, reflecting net fund outflows, partially offset by market appreciation.

PCL for the quarter was US$170 million, an increase of US$33 million, or 24%, compared with the third quarter last year. PCL – impaired was US$142 million, an increase of US$8 million, or 6%, primarily reflecting volume growth, seasoning, and mix in the credit card and auto portfolios. PCL – performing was US$28 million, an increase of US$25 million, reflecting the impact of methodology changes related to the adoption of IFRS 9 where Stage 2 loans are now measured based on a lifetime expected credit loss (ECL). U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.46%, or an increase of 8 bps. Net impaired loans, excluding ACI loans, were US$1.3 billion, a decrease of US$49 million, or 4%. Excluding ACI loans, net impaired loans as a percentage of total loans were 1% as at July 31, 2018.

Non-interest expenses for the quarter were US$1,172 million, an increase of US$59 million, or 5%, compared with the third quarter last year, reflecting higher investments in business initiatives, business volume growth, and higher employee related costs, partially offset by productivity savings.

The efficiency ratio for the quarter was 54.4%, compared with 55.7%, in the third quarter last year.

Quarterly comparison – Q3 2018 vs. Q2 2018

U.S. Retail reported net income of $1,143 million (US$877 million) increased $164 million (US$107 million), or 17% (14% in U.S. dollars), compared with the prior quarter, while adjusted net income of $1,161 million (US$891 million) increased $109 million (US$64 million), or 10% (8% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 13.1% and 13.3% respectively, compared to 11.9% and 12.7% in the prior quarter.

The reported contribution from TD Ameritrade of US$174 million increased US$67 million, or 63%, compared with the prior quarter, primarily due to reduced operating expenses and lower charges associated with the Scottrade transaction. Adjusted contribution from TD Ameritrade was US$188 million, an increase of US$34 million, or 22%.

U.S. Retail Bank net income for the quarter was US$703 million. Reported net income increased US$40 million, or 6%, compared with the prior quarter, primarily due to higher deposit margins and fee income growth, partially offset by higher expenses and PCL. On an adjusted basis, net income increased US$30 million, or 4%.

Revenue for the quarter increased US$92 million, or 4%, compared with the prior quarter. Net interest income increased US$69 million, or 4%, due to higher deposit margins and the effect of three additional days in the quarter. Net interest margin was 3.33%, an increase of 10 bps, primarily due to higher deposit margins and balance sheet mix. Non-interest income increased US$23 million, or 4%, primarily reflecting fee income growth in personal banking and the effect of three additional days in the quarter.

Average loan volumes in business and personal loans were relatively flat compared with the prior quarter. Average deposit volumes decreased US$2 billion, or 1%, due to declines in business and sweep deposit volumes.

AUA were US$19 billion as at July 31, 2018, relatively flat compared with the prior quarter. AUM were US$58 billion as at July 31, 2018, a decrease of $1 billion, or 2%, reflecting net fund outflows, partially offset by market appreciation.

PCL for the quarter increased US$9 million, or 6%, compared with the prior quarter. PCL – impaired was US$142 million, a decrease of US$16 million, or 10%, primarily reflecting improved credit performance in the credit card and auto portfolios. PCL – performing was US$28 million, an increase of US$25 million, primarily reflecting a prior quarter benefit due to lower commercial volume growth, and a provision for trade related uncertainty. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.46%, or an increase of 1 basis point. Net impaired loans, excluding ACI loans, were US$1.3 billion, a decrease of US$31 million, or 2%. Excluding ACI loans, net impaired loans as a percentage of total loans were 1% as at July 31, 2018.

Non-interest expenses for the quarter were US$1,172 million, an increase of US$5 million on a reported basis, compared with the prior quarter, primarily reflecting store optimization and the effect of three additional days in the quarter, partially offset by timing of initiative spend and charges associated with the Scottrade transaction in the prior quarter. On an adjusted basis, non-interest expenses increased US$18 million, or 2%.

The efficiency ratio for the quarter was 54.4%, compared with 56.5% and 55.9% on a reported and adjusted basis, respectively, in the prior quarter.

Year-to-date comparison – Q3 2018 vs. Q3 2017

U.S. Retail reported net income for the nine months ended July 31, 2018, was $3,074 million (US$2,398 million), an increase of $528 million (US$483 million), or 21% (25% in U.S. dollars), compared with the same period last year. On an adjusted basis, net income for the period was $3,237 million (US$2,527 million), an increase of $691 million (US$612 million), or 27% (32% in U.S. dollars). The reported and adjusted annualized ROE for the period was 12.0% and 12.7%, respectively, compared with 9.8% in the same period last year.

Reported net income for the period from the U.S. Retail Bank and the Bank's investment in TD Ameritrade was $2,609 million (US$2,035 million) and $465 million (US$363 million), respectively. On an adjusted basis for the period, the U.S. Retail Bank and the Bank's investment in TD Ameritrade contributed net income of $2,625 million (US$2,048 million) and $612 million (US$479 million), respectively.

The reported contribution from TD Ameritrade of US$363 million increased US$110 million, or 43%, compared with the same period last year, primarily due to the Scottrade transaction, higher interest rates, increased trading volumes, and a lower corporate income tax rate, partially offset by charges associated with the Scottrade transaction and higher operating expenses. Adjusted contribution from TD Ameritrade was US$479 million, an increase of US$226 million, or 89%.

U.S. Retail Bank reported net income for the period was US$2,035 million, an increase of US$373 million, or 22%, compared with the same period last year, primarily due to higher loan and deposit volumes, higher deposit margins, fee income growth, the benefit of the Scottrade transaction, and a lower corporate income tax rate, partially offset by higher expenses and PCL. U.S. Retail Bank adjusted net income of US$2,048 million increased US$386 million, or 23%.

Revenue for the period was US$6,308 million, an increase of US$522 million, or 9%, compared with same period last year. Net interest income increased US$475 million, or 11%, primarily due to higher deposit margins, growth in loan and deposit volumes, and the benefit of the Scottrade transaction. Net interest margin was 3.25%, an increase of 18 bps, primarily due to higher deposit margins and balance sheet mix. Non-interest income increased US$47 million, or 3%, reflecting fee income growth in personal and commercial banking, and wealth management, partially offset by losses on certain tax credit-related investments.

TD BANK GROUP • THIRD QUARTER 2018 • EARNINGS NEWS RELEASE	Page 10

Average loan volumes increased US$7 billion, or 5%, compared with the same period last year, due to growth in personal loans of 7% and business loans of 3%. Average deposit volumes increased US$20 billion, or 8%, reflecting 5% growth in personal deposits, 1% growth in business deposits, and a 17% increase in sweep deposit volume primarily due to the Scottrade transaction.

PCL was US$526 million, an increase of US$82 million, or 18%, compared with the same period last year. PCL – impaired was US$448 million, an increase of US$110 million, or 33%, primarily reflecting volume growth, seasoning, and mix in the credit card and auto portfolios, coupled with favourable parameter changes to the retail portfolio in the prior year. PCL – performing was US$78 million, a decrease of US$28 million, or 26%, primarily reflecting lower volume growth in the commercial portfolios. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 0.48%, or an increase of 6 bps.

Reported non-interest expenses for the period were US$3,483 million, an increase of US$205 million, or 6%, compared with same period last year, reflecting higher investments in business initiatives, business and volume growth, higher employee related costs, and charges associated with the Scottrade transaction, partially offset by productivity savings. On an adjusted basis, non-interest expenses increased US$188 million, or 6%.

The reported and adjusted efficiency ratios for the period were 55.2% and 54.9% respectively, compared with 56.7%, for the same period last year.

TABLE 8: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Net interest income (TEB)	$276	$272	$329	$877	$1,527
Non-interest income[1,2]	519	600	573	1,665	1,050
Total revenue	795	872	902	2,542	2,577
Provision for (recovery of) credit losses – impaired[2,3]	–	(8)	–	(8)	(28)
Provision for (recovery of) credit losses – performing[4]	(14)	24	–	3	–
Total provision for (recovery of) credit losses[5]	(14)	16	–	(5)	(28)
Non-interest expenses	518	501	504	1,530	1,509
Provision for (recovery of) income taxes (TEB)[6]	68	88	105	249	288
Net income	$223	$267	$293	$768	$808

Selected volumes and ratios
Trading-related revenue (TEB)	$275	$475	$463	$1,265	$1,403
Gross drawn (billions of Canadian dollars)[7]	23.6	22.1	19.6	23.6	19.6
Return on common equity	14.0%	18.7%	19.6%	17.5%	17.8%
Efficiency ratio	65.2	57.5	55.9	60.2	58.6
Average number of full-time equivalent staff	4,239	4,053	4,014	4,107	3,971
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified securities portfolio (classified as FVOCI under IFRS 9 and AFS under IAS 39) are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Effective November 1, 2017, the accrual costs related to CDS used to manage Wholesale Banking's corporate lending exposure are recorded in non-interest income, previously reported as a component of PCL. The change in market value of the CDS, in excess of the accrual cost, continues to be reported in the Corporate segment.
3	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
4	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
5	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in Wholesale Banking was recorded in the Corporate segment.
6	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during the first quarter of 2018 to Wholesale Banking's U.S. deferred tax assets and liabilities to the lower base rate of 21%. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
7	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, CDS, and allowance for credit losses relating to the corporate lending business.

Quarterly comparison – Q3 2018 vs. Q3 2017

Wholesale Banking net income for the quarter was $223 million, a decrease of $70 million, or 24%, compared with the third quarter last year reflecting lower revenue and higher non-interest expenses, partially offset by a net recovery of PCL. The annualized ROE for the quarter was 14.0%, compared with 19.6% in the third quarter last year.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $795 million, a decrease of $107 million, or 12%, compared with the third quarter last year reflecting lower trading-related revenue primarily from losses on the revaluation of short-term trading deposits using own credit spreads, partially offset by higher advisory fees and corporate lending.

PCL for the quarter was a benefit of $14 million compared to no PCL in the third quarter last year. PCL – performing (recorded in the Corporate segment in the third quarter last year as incurred but not identified credit losses under IAS 39) for the quarter was a benefit of $14 million primarily reflecting a reduction in Stage 2 volumes.

Non-interest expenses were $518 million, an increase of $14 million, or 3%, compared with the third quarter last year reflecting continued investments in client facing employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy, partially offset by lower variable compensation.

Quarterly comparison – Q3 2018 vs. Q2 2018

Wholesale Banking net income for the quarter decreased $44 million, or 16%, compared with the prior quarter reflecting lower revenue and higher non-interest expenses, partially offset by lower PCL. The annualized ROE for the quarter was 14.0%, compared with 18.7% in the prior quarter.

Revenue for the quarter decreased $77 million, or 9%, compared with the prior quarter reflecting lower trading-related revenue primarily from lower equity and other trading revenue and losses on the revaluation of short-term trading deposits using own credit spreads, partially offset by higher advisory fees and corporate lending.

PCL for the quarter was a benefit of $14 million compared to PCL of $16 million in the prior quarter. PCL – impaired was nil in the current quarter compared to a net recovery of $8 million in the prior quarter reflecting a recovery of provisions in the oil and gas sector. PCL – performing decreased by $38 million compared with the prior quarter primarily reflecting provisions taken for credit migration in the prior quarter and a current quarter benefit reflecting a reduction in Stage 2 volumes.

Non-interest expenses for the quarter increased $17 million, or 3%, compared with the prior quarter reflecting continued investments in client facing employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy, partially offset by lower variable compensation.

TD BANK GROUP • THIRD QUARTER 2018 • EARNINGS NEWS RELEASE	Page 11

Year-to-date comparison – Q3 2018 vs. Q3 2017

Wholesale Banking net income for the nine months ended July 31, 2018, was $768 million, a decrease of $40 million, or 5%, compared with the same period last year reflecting lower revenue, lower net recovery of PCL and higher non-interest expenses. The annualized ROE was 17.5%, compared with 17.8% in the same period last year.

Revenue was $2,542 million, a decrease of $35 million, or 1%, compared with the same period last year reflecting lower trading-related revenue primarily from lower interest rate and credit trading revenue, partially offset by higher corporate lending. Changes in net interest income (TEB) and non-interest income were impacted by business mix due to increased client activity in equity trading in the same period last year.

PCL was a benefit of $5 million compared with a benefit of $28 million in the same period last year. PCL – impaired was a net recovery of $8 million compared with a net recovery of $28 million last year reflecting a lower recovery of provisions in the oil and gas sector. PCL – performing (recorded in the Corporate segment in the same period last year as incurred but not identified credit losses under IAS 39) for the period was $3 million primarily reflecting credit migration, partially offset by a reduction in Stage 2 volumes.

Non-interest expenses were $1,530 million, an increase of $21 million, or 1%, compared with the same period last year reflecting continued investments in employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy, partially offset by the revaluation of certain liabilities for post-retirement benefits and lower variable compensation.

TABLE 9: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2018	2018	2017	2018	2017
Net income (loss) – reported[1,2,3]	$(113)	$(163)	$(150)	$(910)	$(410)
Pre-tax adjustments for items of note[4]
Amortization of intangibles	77	86	74	248	232
Impact from U.S. tax reform[3]	–	–	–	48	–
Loss on sale of Direct Investing business in Europe	–	–	42	–	42
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio[1]	–	–	–	–	(41)
Total pre-tax adjustments for items of note	77	86	116	296	233
Provision for (recovery of) income taxes for items of note[3]	73	13	20	(302)	54
Net income (loss) – adjusted	$(109)	$(90)	$(54)	$(312)	$(231)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(214)	$(189)	$(166)	$(601)	$(585)
Other	87	81	83	235	268
Non-controlling interests	18	18	29	54	86
Net income (loss) – adjusted	$(109)	$(90)	$(54)	$(312)	$(231)

Selected volumes
Average number of full-time equivalent staff	15,377	14,574	14,528	14,764	14,419
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified securities portfolio (classified as FVOCI under IFRS 9 and AFS under IAS 39) are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail and Wholesale Banking segments were recorded in the Corporate segment.
3	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time net charge to earnings during the first quarter of 2018 of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The amount was estimated during the first quarter of 2018 and was updated during the third quarter of 2018, resulting in a net $61 million deferred income tax benefit.
4	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q3 2018 vs. Q3 2017

Corporate segment's reported net loss for the quarter was $113 million, compared with a reported net loss of $150 million in the third quarter last year. Reported net loss decreased primarily due to loss on sale of the Direct Investing business in Europe in the third quarter last year and the income tax benefit resulting from the Bank's current quarter update to the impact of U.S. tax reform previously estimated during the first quarter of 2018, partially offset by higher net corporate expenses and lower non-controlling interests. Net corporate expenses were higher largely due to the positive impact of tax adjustments in the third quarter last year and investments in advanced analytic capabilities in the current quarter. Adjusted net loss was $109 million, compared with an adjusted net loss of $54 million in the third quarter last year.

Quarterly comparison – Q3 2018 vs. Q2 2018

Corporate segment's reported net loss for the quarter was $113 million, compared with a reported net loss of $163 million in the prior quarter. Reported net loss decreased primarily due to the income tax benefit resulting from the Bank's current quarter update to the impact of U.S. tax reform previously estimated during the first quarter of 2018, partially offset by higher net corporate expenses in the current quarter. Net corporate expenses increased largely due to higher regulatory related expenses in the current quarter and timing of certain other expenses. Adjusted net loss was $109 million, compared with an adjusted net loss of $90 million in the prior quarter.

Year-to-date comparison – Q3 2018 vs. Q3 2017

Corporate segment's reported net loss for the nine months ended July 31, 2018, was $910 million, compared with a reported net loss of $410 million in the same period last year. The increase in reported net loss is primarily due to the impact from U.S. tax reform, lower contribution from Other items and non-controlling interests, and higher net corporate expenses in the current period. Lower contribution from Other items was largely due to favourable impact of tax items recognized in the same period last year. Net corporate expenses increased primarily due to the positive impact of tax adjustments in the same period last year and investments in advanced analytic capabilities in the current period. Adjusted net loss for the nine months ended July 31, 2018, was $312 million, compared with an adjusted net loss of $231 million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2018 • EARNINGS NEWS RELEASE	Page 12

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or
www.astfinancial.com/ca.en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view the third quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on August 30, 2018. The call will be audio webcast live through TD's website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2018.jsp on August 30, 2018, by approximately 12 p.m. ET. A listen-only telephone line is available at 647-484-0475 or 1-888-220-8451 (toll free) and the passcode is 9333627.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2018.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 30, 2018, until 6 p.m. ET on September 28, 2018, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 9333627.

Annual Meeting

Thursday, April 4, 2019

Design Exchange

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had $1.3 trillion in assets on July 31, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Alison Ford, Manager, Media Relations, 416-982-5401

TD BANK GROUP • THIRD QUARTER 2018 • EARNINGS NEWS RELEASE	Page 13